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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT

                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       GENERAL NUTRITION COMPANIES, INC.
                           (Name of Subject Company)

                       GENERAL NUTRITION COMPANIES, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   37047F103
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                JAMES M. SANDER
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                       GENERAL NUTRITION COMPANIES, INC.
                                300 SIXTH AVENUE
                              PITTSBURGH, PA 15222
                                 (412) 288-4600

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:
                         ROBERT I. TOWNSEND, III, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000

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    This Amendment No.1 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission on July 9, 1999 (the "Schedule 14D-9") by General Nutrition Companies, Inc. (the "Company"), a Delaware corporation. The
Schedule 14D-9 and this Amendment relate to a tender offer by Numico Investment Corp., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Koninklijke Numico N.V., a company organized under the laws of The Netherlands ("Numico"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of the Company, for $25.00 per share of Common Stock, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 9, 1999 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2), respectively, with the Schedule 14D-9 and incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    Item 8 is hereby amended and supplemented to add the following:

    The Offer expired at 12:00 Midnight, New York City time, on August 5, 1999. At the completion of the Offer, approximately 63,136,906 shares of Common Stock were tendered pursuant to the Offer, representing approximately 92.8% of the issued and outstanding shares of Common Stock. The Purchaser and Numico accepted for payment, and will promptly pay for, all shares of Common Stock validly tendered, and not withdrawn, in the Offer. A copy of the press release issued by Numico on August 6, 1999 is attached hereto as Exhibit (a)(8) and incorporated herein in reference.

ITEM9. MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 is hereby amended and supplemented to add the following:

    (a)(8) Press release, dated August 6, 1999, of Numico.
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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                GENERAL NUTRITION COMPANIES, INC.

                                By:  /s/ WILLIAM E. WATTS
                                     -----------------------------------------
                                     Name: William E. Watts
                                     Title: President and Chief Executive
                                            Officer

August 6, 1999

                                       9
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                                 EXHIBIT INDEX

EXHIBIT                                                       DESCRIPTION                                          PAGE NO.
--------------------  -------------------------------------------------------------------------------------------  ---------
*          (a)(1)     Offer to Purchase dated July 9, 1999.
*          (a)(2)     Letter of Transmittal.
*          (a)(3)     Text of press release dated July 5, 1999.
*          (a)(4)     Letter to stockholders of the Company dated July 9, 1999.
*          (a)(5)     Form of Summary Advertisement dated July 9, 1999.
*          (a)(6)     Opinion of Morgan Stanley & Co. Incorporated.
*          (a)(7)     Text of press release dated July 9, 1999.
+          (a)(8)     Press release, dated August 6, 1999, of Numico.
           (b)        Not applicable.
*          (c)(1)     Agreement and Plan of Merger dated as of July 5, 1999.
*          (c)(2)     Tender Agreement dated as of July 5, 1999.
*          (c)(3)     Employment Agreement of Mr. William E. Watts dated as of July 5, 1999.
*          (c)(4)     Employment Agreement of Mr. Gregory T. Horn dated as of July 5, 1999.
*          (c)(5)     Employment Agreement of Mr. Russell L. Cooper dated as of July 5, 1999.
*          (c)(6)     Employment Agreement of Mr. John A. DiCecco dated as of July 5, 1999.
*          (c)(7)     Employment Agreement of Mr. David R. Heilman dated as of July 5, 1999.
*          (c)(8)     Employment Agreement of Mr. Edwin J. Kozlowski dated as of July 5, 1999.
*          (c)(9)     Employment Agreement of Mr. Michael Locke dated as of July 5, 1999.
*          (c)(10)    Employment Agreement of Mr. Mike K. Meyers dated as of July 5, 1999.
*          (c)(11)    Employment Agreement of Mr. Donald G. Smith dated as of July 5, 1999.
*          (c)(12)    Employment Agreement of Mr. Reginald W. Steele dated as of July 5, 1999.
*          (c)(13)    Non-Competition and Non-Solicitation Agreement of Gregory T. Horn dated as of July 5, 1999.
*          (c)(14)    Benefits Letter dated July 5, 1999.

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*   Previously filed.

+   Filed herewith.